UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 17, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 16 September 2013.

Vodafone Vierte Verwaltungs AG

Düsseldorf

Non-binding English translation

Publication pursuant to Section 23 para. 1 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act (WpÜG)

On 30 July 2013, Vodafone Vierte Verwaltungs AG (formerly Vodafone Vierte Verwaltungsgesellschaft mbH), Düsseldorf, Germany (the “Bidder”), published the offer document (the “Offer Document”) for its voluntary public takeover offer (the “Takeover Offer”) to the shareholders of Kabel Deutschland Holding AG, Unterföhring, Deutschland (the “Target Company”), to acquire all non-par value bearer shares (ISIN DE000KD88880) in the Target Company (collectively the “KDH Shares” and individually “KDH Share”). The acceptance period for the Takeover Offer (the “Acceptance Period”) expired on 11 September 2013, 24:00 hrs (local time at Frankfurt am Main).

I. Publication pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG

At the end of the Acceptance Period, on 11 September 2013, 24:00 hrs (local time at Frankfurt am Main) (the “Reference Date”), the share capital of the Target Company amounted to EUR 88,522,939.00 and was divided into 88,522,939 KDH Shares.

As of the Reference Date Vodafone Group Plc, Newbury, England (“Vodafone”), a person acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG, held 3,782,179 KDH Shares; this corresponds to approximately 4.27% of the share capital and voting rights of the Target Company.

During the Acceptance Period the Takeover Offer has been accepted for a total of 63,919,924  KDH Shares. This corresponds to approximately 72.21% of the share capital and voting rights of the Target Company.

Furthermore, neither the Bidder, nor any person acting jointly with it within the meaning of section 2 para. 5 WpÜG, nor any of their subsidiaries, held any additional KDH Shares or financial instruments or other instruments within the meaning of sections 25, 25a WpHG on the Reference Date. Moreover, no further voting rights from KDH Shares were attributed to them as of the Reference Date.

As of the Reference Date, the aggregate number of KDH Shares held by the Bidder and persons acting jointly with the Bidder plus the number of KDH Shares for which the Takeover Offer has been accepted until the Reference Date amounts to 67,702,103 KDH Shares. This corresponds to approximately 76.48% of the share capital and voting rights of the Target Company.

II. Further Acceptance Period

Pursuant to Section 16 para. 2 sentence 1 WpÜG all shareholders of KDH who have not yet accepted the Takeover Offer may accept the Takeover Offer within two weeks from the notification hereby made, i.e. until

30 September 2013, 24:00 hrs (local time at Frankfurt am Main)

according to the provisions set out in the Offer Document (“Further Acceptance Period”).

III. Completion Conditions and Completion of the Takeover Offer

According to Section 13.1 of the Offer Document of the Takeover Offer and the agreements which come into existence as a result of accepting the Takeover Offer are subject to the completion conditions listed in Sections 13.1.1 to 13.1.3 of the Offer Document.

The following completion conditions of Sections 13.1.1 to 13.1.3 of the Offer Document are fulfilled at expiry of the Acceptance Period:

•                                       the completion condition according to Section 13.1.2 of the Offer Document is fulfilled. The aggregate amount of (i) tendered KDH Shares (including the KDH Shares for which the acceptance of this Takeover Offer has been declared in the Acceptance Period but only become effective after the end of the Acceptance Period by re-booking the KDH Shares to ISIN DE00KD88872 as set out in the Offer Document) for which the right of withdrawal has not been validly exercised in accordance with the Offer Document, plus (ii) all further KDH Shares held by the Bidder or any member of Vodafone Group, plus (iii) all further KDH Shares attributable to the Bidder or any member of Vodafone Group in accordance with section 30 WpÜG, plus (iv) all further KDH Shares for which the Bidder or any member of Vodafone Group has entered into an agreement outside of the Takeover Offer giving them the right to required the transfer of title to such KDH Shares, amounts to 67,702,103 KDH Shares at expiry of the Acceptance Period; this corresponds to approximately 76.48% of the share capital and voting rights of the Target Company. The minimum acceptance threshold of 75% of all KDH Shares issued at the time of the expiry of the Acceptance Period has therefore been exceeded.

•                                       the completion condition according to Section 13.1.3 of the Offer Document is fulfilled. The daily closing value of the MDAX (ISIN DE0008467416), as determined by Deutsche Börse AG, Frankfurt am Main, Germany and published on their website was 14.833,52 points on 10 September 2013 and 14.877,96 points on 11 September 2013. The completion condition in Section 13.1.3 of the Offer Document, according to which the daily closing value of the MDAX on at least one of the last two trading days of the Frankfurt Stock Exchange of the Acceptance Period as determined by Deutsche Börse AG, Frankfurt am Main, Germany and published on their website is above 11.366,00 points is therefore fulfilled.

The Takeover Offer is only subject to the completion conditions in Sections 13.1.1 of the Offer Document (Merger control clearance) which has not yet been fulfilled. Thus, the settlement of the Takeover Offer and the crediting of the offer consideration will occur no later than seven banking days after the publication of the fulfilment of all completion conditions or after the publication of the result of the Takeover Offer pursuant to Section 23 para. 1 sentence 1 no. 3 WpÜG, whichever occurs later.

IV. Domination and Profit and Loss Transfer Agreement

Following completion of the Takeover Offer Vodafone intends to enter into a domination and profit and loss transfer agreement with KDH and to vote for the resolution to approve this agreement in the general meeting.

Düsseldorf, 16 September 2013

Vodafone Vierte Verwaltungs AG

Contacts

Vodafone Group

Investor Relations

Telephone: +44 7919 990 230

or
Media Relations

Telephone: +44 1635 664 444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 17, 2013	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary